Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 1, 2024

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	March 28, 2024	March 15, 2024
Series D	0.50499	March 27, 2024
Series E	0.198938	March 28, 2024
Series F	0.44396	March 27, 2024
Series G	0.185125	March 28, 2024
Series H	0.46862	March 27, 2024
Series I	0.207938	March 28, 2024
Series J	0.48649	March 27, 2024
Series K	0.315313	March 28, 2024
Series M	0.312688	March 28, 2024

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the March 28, 2024 to June 27, 2024 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	2.06231	8.18201	0.51558
Series F	1.81278	7.19201	0.45320
Series H	1.91360	7.59201	0.47840
Series J	1.98670	7.88201	0.49667

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946